FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of  January 2007

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corp.)

(Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"

Thomas Pressello,

President and CEO

Dated:  January 17, 2007

Attachment:  Press Release

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PACIFIC HARBOUR CAPITAL LTD.

1502- 543 Granville Street

Vancouver, B.C.

V6C 1X8

 Tel: 604-697-0687

Fax: 604-697-0686

January 17, 2007	TSX Venture Exchange: PCF

PRESS RELEASE

PROPOSED SALE OF PROPERTY

PACIFIC HARBOUR CAPITAL LTD., (the "Company") wishes to announce that they have entered into a Purchase Contract with regard to the sale of their 133 acre parcel of land in the Pemberton, B.C. area.  The closing date for the purchase of the property is March 8, 2007 with an agreed upon purchase price of $742,000 Cdn.

A deposit of $22,500 must be made by the Purchaser to the Purchaser’s solicitors on or before the 18th of January 2007 with a further payment of $7,500 being due upon completion and acceptance of the Purchaser’s conditions being satisfied on or before 5:00 pm (Vancouver time) March 1, 2007.

The sale of the property may require the approval of the TSX Venture Exchange.

On behalf of the Board of Directors,

“Thomas Pressello”

Thomas Pressello

President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.